Exhibit 99.1

QuantaSing Announces Unaudited Financial Results for the First Quarter of Fiscal Year 2025

Beijing, November 27, 2024 /GLOBE NEWSWIRE/ - QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a leading lifestyle solution provider empowering adults to live better and longer, today announced its unaudited financial results for the first quarter of the fiscal year ending June 30, 2025 (the “first quarter of FY 2025”, which refers to the quarter from July 1, 2024 to September 30, 2024).

Highlights for the First Quarter of FY 2025

●	Revenues for the first quarter of FY 2025 were RMB810.4 million (US$115.5 million), representing a decrease of 19.0% from the fourth quarter of the fiscal year ended June 30, 2024 (the “fourth quarter of FY 2024”) and a decrease of 6.8% from the first quarter of the fiscal year ended June 30, 2024 (the “first quarter of FY 2024”).

●	Gross billings of individual online learning services[1] for the first quarter of FY 2025 were RMB713.7 million (US$101.7 million), representing a decrease of 7.8% from the fourth quarter of FY 2024 and a decrease of 6.3% from the first quarter of FY 2024.

●	Net income for the first quarter of FY 2025 was RMB80.7 million (US$11.5 million), compared with RMB196.6 million in the fourth quarter of FY 2024, and RMB66.7 million in the first quarter of FY 2024.

●	Adjusted net income[2] for the first quarter of FY 2025 was RMB88.0 million (US$12.5 million), compared with RMB193.6 million in the fourth quarter of FY 2024, and RMB94.0 million in the first quarter of FY 2024.

●	Total registered users increased by 30.2% to approximately 134.6 million as of September 30, 2024, from 103.3 million as of September 30, 2023.

●	Paying learners increased by 16.8% year over year to approximately 0.4 million in the first quarter of FY 2025.

Mr. Peng Li, Chairman and Chief Executive Officer of QuantaSing, commented, “Our first quarter performance underscores our strategic pivot towards the burgeoning silver economy in China. This transition is a calculated move designed to align our offerings with the evolving needs of our aging population. While we anticipate some short-term revenue fluctuations as we implement this strategy, we remain committed to maintaining robust profitability and positive cash flow. Our partnerships with community centers and the introduction of integrated products, such as our ‘Food as Medicine’ line, are pivotal in creating a holistic ecosystem that addresses the lifestyle and wellness demands of older adults. As we advance through fiscal year 2025, our focus will be on establishing sustainable competitive advantages that contribute to long-term value for our shareholders.”

Mr. Dong Xie, Chief Financial Officer of QuantaSing, added, “The financial results for the first quarter reflect our commitment to profitability during this strategic transition. We have seen improvements in operational efficiency as we shift from a traffic-driven to a product-driven business model, while also scaling back investments in non-core areas. Our disciplined cost management has resulted in a healthy net margin of 10.0%, and our cash position has strengthened to RMB1,193.7 million as of September 30, 2024. This solid financial foundation provides us with the flexibility to pursue growth opportunities within the silver economy while ensuring we maintain profitability.”

[1]	Gross billings of individual online learning services is a non-GAAP financial measure. For a reconciliation of revenues of individual online learning services to gross billings of individual online learning services, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.
[2]	Adjusted net income is a non-GAAP financial measure. For a reconciliation of net income to adjusted net income, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Financial Results for the First Quarter of FY 2025

Revenues

Revenues were RMB810.4 million (US$115.5 million) in the first quarter of FY 2025, compared to RMB869.1 in the first quarter of FY 2024. The change was primarily due to a shift in revenue streams as the Company strategically moved towards the silver economy.

●	Revenues from individual online learning services decreased by 6.2% year over year to RMB709.0 million (US$101.0million) in the first quarter of FY 2025, from RMB755.9 million in the first quarter of FY 2024. This decrease was primarily due to the decline of RMB82.8 million (US$11.8 million) in revenues from financial literacy courses and the decline of RMB35.6 million (US$5.1 million) in revenues from recreation and leisure courses[3], partially offset by the increase of RMB71.5 million (US$10.2 million) in revenues from skills upgrading courses[3].

●	Revenues from enterprise services were RMB47.8 million (US$6.8 million) in the first quarter of FY 2025, compared to RMB68.4 million in the first quarter of FY 2024, representing a year-over year change of 30.2%, primarily due to a change in revenue streams from transactions involving a related party and certain other third parties.

●	Revenues from consumer business[4] increased to RMB49.5 million (US$7.1 million) in the first quarter of FY 2025, representing a 10.4% increase from RMB44.8 million in the first quarter of FY 2024, as a result of the Company’s expansion into wellness products.

●	Revenues from others[4] were RMB4.1 million (US$0.6 million) in the first quarter of FY 2025, compared to nil in the first quarter of FY 2024, primarily due to revenue generated from the Company’s online language education services for children.

Cost of revenues

Cost of revenues was RMB134.4 million (US$19.2 million) in the first quarter of FY 2025, compared to RMB118.2 million in the first quarter of FY 2024, representing a change of 13.8%. This increase was primarily due to increased labor outsourcing costs of RMB13.8 million (US$2.0 million) and higher procurement costs of RMB4.3 million (US$0.6 million).

Sales and marketing expenses

Sales and marketing expenses were RMB515.0 million (US$73.4 million) in the first quarter of FY2025, compared to RMB620.2 million in the first quarter of FY 2024, representing a decrease of 17.0%. The decrease was mainly due to declines in marketing and promotion expenses of RMB81.6 million (US$11.6 million), labor outsourcing costs of RMB11.2 million (US$1.6 million), and staff costs of RMB9.5 million (US$1.4 million), which includes a decrease in share-based compensation expenses of RMB4.5 million (US$0.6 million).

[3]	The Company has adopted a new presentation of its revenues since the second quarter of FY 2024, which split other personal interest courses into skills upgrading courses and recreation and leisure courses, to better align with its business strategies and provide useful and updated information to investors. Skills upgrading courses mainly include short-video production courses and memory training courses. Recreation and leisure courses mainly include personal well-being courses, electronic keyboard courses and standing meditation courses. The historical revenues presentation has been conformed to the current presentation.
[4]	Effective from the fourth quarter of FY 2024, the Company has introduced “Revenues from Consumer Business” as a separate line item. This revenue was previously included in “Revenues from Others”. The historical revenues presentation has been conformed to the current presentation.

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Research and development expenses

Research and development expenses were RMB28.1 million (US$4.0 million) in the first quarter of FY 2025, compared to RMB43.8 million in the first quarter of FY 2024, representing a decrease of 35.9%. The decrease was primarily due to a decline in staff costs of RMB13.6 million (US$1.9 million), which includes a decrease in share-based compensation expenses of RMB3.7 million (US$0.5 million).

General and administrative expenses

General and administrative expenses were RMB30.6 million (US$4.4 million) in the first quarter of FY 2025, compared to RMB42.8 million in the first quarter of FY 2024, representing a decrease of 28.4%. The decrease was primarily due to a decline in share-based compensation expenses of RMB10.4 million (US$1.5 million).

Net income and adjusted net income

Net income was RMB80.7 million (US$11.5 million) in the first quarter of FY 2025, compared with RMB66.7 million in the first quarter of FY 2024. Adjusted net income was RMB88.0 million (US$12.5 million) in the first quarter of FY 2025, compared with RMB94.0 million in the first quarter of FY 2024.

Earnings per share and adjusted earnings per share5

Basic and diluted net income per share were RMB0.52 (US$0.07) and RMB0.50 (US$0.07), respectively, in the first quarter of FY 2025, compared with basic and diluted net income per share of RMB0.39 and RMB0.38, respectively, in the first quarter of FY 2024. Basic and diluted adjusted net income per share were RMB0.56 (US$0.08) and RMB0.55 (US$0.08), respectively, in the first quarter of FY 2025, compared with basic and diluted adjusted net income per share of RMB0.56 and RMB0.54, respectively, in the first quarter of FY 2024.

Balance Sheet

As of September 30, 2024, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,193.7 million (US$170.1 million), compared with RMB1,026.3 million as of June 30, 2024.

Recent Developments

Payment of a special cash dividend

In October 2024, the Company’s board of directors declared a special cash dividend in the amount of US$0.067 per ordinary share, or US$0.201 per American depositary share (“ADS”). The cash dividend was paid in November 2024 to shareholders of record at the close of business on October 30, 2024. The aggregate amount of cash dividends paid was US$10.9 million.

Share repurchase program

On June 11, 2024, the Company announced that its board of directors had approved a share repurchase program of up to US$20.0 million of the Company’s Class A ordinary shares in the form of ADSs for a 12-month period beginning on June 11, 2024 (the “2024 Share Repurchase Program”). As of September 30, 2024, a total of 1.7 million ADSs had been repurchased for an aggregate consideration of US$3.5 million under the 2024 Share Repurchase Program.

[5]	Basic and diluted adjusted net income per share are non-GAAP financial measures. For a reconciliation of basic and diluted net income per share to basic and diluted adjusted net income per share, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Conference Call Information

The Company’s management team will hold an earnings conference call at 07:00 A.M. Eastern Time on Wednesday, November 27, 2024 (08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	QuantaSing Group Limited

The replay will be accessible through December 4, 2024 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Replay Access Code:	9195244

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://ir.quantasing.com.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses gross billings of individual online learning services, adjusted net income and basic and diluted adjusted net income per share as its non-GAAP financial measures. Gross billings of individual online learning services for a specific period represents revenues of the Company’s individual online learning services net of the changes in deferred revenues in such period, further adjusted by value-added tax in such period. Adjusted net income represents net income excluding share-based compensation expense. Basic and diluted adjusted net income per share represents adjusted net income attributable to ordinary shareholders of QuantaSing Group Limited divided by weighted average number of ordinary shares outstanding during the periods used in computing adjusted net income per share, basic and diluted. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for revenue, net income, net income per share, basic and diluted or other consolidated statements of operations data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on these non-GAAP financial measures, please see the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

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Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.0176 to US$1.00, the exchange rate on September 30, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding QuantaSing’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Among other things, the Financial Outlook in this announcement contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new users and learners and to increase the spending and revenues generated from users and learners; its ability to maintain and enhance the recognition and reputation of its brand; its expectations regarding demand for and market acceptance of its services and products; the expected growth, trends and competition in the markets that the Company operates in; changes in its revenues and certain cost or expense items; PRC governmental policies and regulations relating to the Company’s business and industry, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC, including, without limitation, the final prospectus related to the IPO filed with the SEC dated January 24, 2023. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About QuantaSing Group Limited

QuantaSing is a leading lifestyle solution provider empowering adults to live better and longer. Leveraging its profound understanding of adult users and robust infrastructure, QuantaSing offers easy-to-understand, affordable, and accessible online courses to adult learners as well as consumer products and service in selected areas to address the senior users’ aspirations for wellness.

For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2024	September 30, 2024	September 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	779,931	1,027,165	146,370
Restricted cash	160	250	36
Short-term investments	246,195	166,299	23,697
Accounts receivable, net	16,676	17,192	2,450
Amounts due from related parties	4,488	-	-
Inventory, net	6,345	7,584	1,081
Prepayments and other current assets	275,549	209,870	29,906
Total current assets	1,329,344	1,428,360	203,540

Non-current assets:
Property and equipment, net	6,569	5,794	826
Long-term investments	9,010	10,623	1,514
Intangible assets, net	-	59	8
Operating lease right-of-use assets	58,889	47,816	6,814
Deferred tax assets	847	2,193	313
Other non-current assets	21,360	22,009	3,136
Total non-current assets	96,675	88,494	12,611
TOTAL ASSETS	1,426,019	1,516,854	216,151

LIABILITIES
Current liabilities:
Accounts payables	62,066	61,051	8,700
Accrued expenses and other current liabilities	190,508	201,159	28,665
Income tax payable	20,399	45,382	6,467
Contract liabilities, current portion	385,227	347,744	49,553
Advance from customers	162,257	163,004	23,228
Operating lease liabilities, current portion	49,099	56,156	8,002
Total current liabilities	869,556	874,496	124,615

Non-current liabilities:
Contract liabilities, non-current portion	11,365	20,221	2,881
Operating lease liabilities, non-current portion	16,989	2,887	411
Deferred tax liabilities	11,625	16,528	2,355
Total non-current liabilities	39,979	39,636	5,647
TOTAL LIABILITIES	909,535	914,132	130,262

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2024	September 30, 2024	September 30, 2024
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Class A ordinary shares	81	81	12
Class B ordinary shares	34	34	5
Treasury stock	(109,257)	(80,430)	(11,461)
Additional paid-in capital	1,192,474	1,172,743	167,115
Accumulated other comprehensive income	17,313	13,767	1,962
Accumulative deficit	(584,161)	(503,473)	(71,744)
TOTAL SHAREHOLDERS’ EQUITY	516,484	602,722	85,889
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,426,019	1,516,854	216,151

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,
	2023	2024	2024
	RMB	RMB	US$
Revenues	869,136	810,404	115,482
Cost of revenues	(118,192)	(134,448)	(19,159)

Gross Profit	750,944	675,956	96,323

Operating expenses:
Sales and marketing expenses	(620,152)	(515,009)	(73,388)
Research and development expenses	(43,800)	(28,080)	(4,001)
General and administrative expenses	(42,762)	(30,621)	(4,363)
Total operating expenses	(706,714)	(573,710)	(81,752)

Income from operations	44,230	102,246	14,571

Other income:
Interest income	3,447	1,939	276
Others, net	12,257	9,735	1,387

Income before income tax	59,934	113,920	16,234
Income tax expense	6,746	(33,232)	(4,736)

Net income	66,680	80,688	11,498
Net income attributable to ordinary shareholders	66,680	80,688	11,498

Other comprehensive income
Foreign currency translation adjustments, net of nil tax	(2,005)	(3,546)	(505)
Total other comprehensive income	(2,005)	(3,546)	(505)

Total comprehensive income	64,675	77,142	10,993

Net income per ordinary share
- Basic	0.39	0.52	0.07
- Diluted	0.38	0.50	0.07
Weighted average number of ordinary shares used in computing net income per share
- Basic	169,056,984	156,445,053	156,445,053
- Diluted	175,003,606	161,309,229	161,309,229
Share-based compensation expenses included in
Cost of revenues	(3,778)	(2,303)	(328)
Sales and marketing expenses	(4,489)	(39)	(6)
Research and development expenses	(5,610)	(1,898)	(270)
General and administrative expenses	(13,409)	(3,032)	(432)

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QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data)

The following table below sets forth a reconciliation of revenues to gross billings for the periods indicated:

	For the Three Months Ended September 30,
	2023	2024	2024
	RMB	RMB	US$
Revenues of individual online learning services:	755,910	709,012	101,033
Add: value-added tax	47,579	40,691	5,798
Add: ending deferred revenues (1)	619,954	529,054	75,390
Less: beginning deferred revenues (1)	(661,360)	(565,030)	(80,516)
Gross billings of individual online learning services	762,083	713,727	101,705

(1)	Deferred revenues include contract liabilities, advance from customers, and refund liability of individual online learning services included in “accrued expenses and other current liabilities.”

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QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS - continued

(Amounts in thousands, except for share and per share data)

The following table below sets forth a reconciliation of net income to adjusted net income and basic and diluted net income per share to basic and diluted adjusted net income per share for the periods indicated:

	For the Three Months Ended September 30,
	2023	2024	2024
	RMB	RMB	US$
Net income	66,680	80,688	11,498
Add: Share-based compensation expenses	27,286	7,272	1,036
Adjusted net income	93,966	87,960	12,534

Net income attributable to ordinary shareholders	66,680	80,688	11,498
Add: Share-based compensation expenses	27,286	7,272	1,036
Adjusted net income attributable to ordinary shareholders	93,966	87,960	12,534

Weighted average number of ordinary shares used in computing net income per share
- Basic	169,056,984	156,445,053	156,445,053
- Diluted	175,003,606	161,309,229	161,309,229
Weighted average number of ordinary shares used in computing adjusted net income per share
- Basic	169,056,984	156,445,053	156,445,053
- Diluted	175,003,606	161,309,229	161,309,229

Net income per ordinary share
- Basic	0.39	0.52	0.07
- Diluted	0.38	0.50	0.07
Non-GAAP adjustments to net income per ordinary share
- Basic	0.17	0.04	0.01
- Diluted	0.16	0.05	0.01
Adjusted net income per ordinary share
- Basic	0.56	0.56	0.08
- Diluted	0.54	0.55	0.08

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